June 15, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Philip M. Holmes
President
Kings Road Entertainment, Inc.
468 N. Camden Drive
Beverly Hills, CA 90210

      Re: Form 8-K filed June 13, 2007
            File No.: 0-14234

Dear Mr. Holmes:

We have reviewed Form 8-K filed on June 13, 2007, strictly as it pertains to Item 4.02 disclosures, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file an amended Form 8-K that includes the following information:

1.   Specifically identify the financial statement information that should no longer be relied upon. Refer to Item 4.02(b)(2) of Form 8-K.

2.   Provide a brief description of all the information provided by the accountant. To the extent known, disclose the nature of the restatements. Refer to Item 4(b)(3) of Form 8-K.

3.   Please file a letter from your accountants, indicating whether or not they agree with your disclosures in the Form 8-K. Refer to Item 4.02(c) of Form 8-K.

4.   Tell us when you plan to file the restated financial statements. Also, tell us when you
        plan to file your other delinquent filings (i.e. 12/31/06 Form 10-K, etc…).

Other

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
        in the filings reviewed by the staff to be certain that they have provided all information
        investors require. Since the company and its management are in possession of all facts
        relating to a company's disclosure, they are responsible for the accuracy and adequacy of
        the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
        from the company acknowledging that

        · the company is responsible for the adequacy and accuracy of the disclosure in the filings;
        · staff comments or changes to disclosure in response to staff comments in the filings
          reviewed by the staff do not foreclose the Commission from taking any action with
          respect to the filing; and
        · the company may not assert staff comments as a defense in any proceeding initiated by
          the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
        information you provide to the staff of the Division of Corporation Finance in our review
        of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five
business days of the date of this letter. Please note that if you require longer than five business
days to respond, you should contact the staff immediately to request additional time. You may
contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any
questions.

                                                Sincerely,

                                                E. L. Simpson

                                                Effie Simpson
                                                Staff Accountant